
June 4, 2019

Jonathan J. Ledecky
Chief Executive Officer
Pivotal Investment Corporation II
c/o Graubard Miller
The Chrysler Building, 405 Lexington Avenue
New York, New York 10174

> **Re: Pivotal Investment Corporation II**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 23, 2019**
> **CIK No. 0001772720**

Dear Mr. Ledecky:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Sources of target business, page 73

1.   We note your response to comment 3. The disclosure in the prospectus still appears to be inconsistent since page 20 indicates that there may be payment of finder's fees to insiders, but page 73 indicates there will be no finder's fees paid to your sponsor or any of your existing officers or directors. Please reconcile or advise.

Exclusive forum selection, page 115

2.   We note your response to prior comment 6, and your revised disclosure that the Court of Chancery in the State of Delaware will be the exclusive forum for Exchange Act claims. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please advise. If your revised disclosure indicates that your exclusive forum provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

        You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Beverages, Apparel and
                                                Mining

cc: Jeffrey Gallant